UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 3, 2021

NORTHERN STAR ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39691	83-4109918
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, NY		10174
(Address of Principal Executive Offices)		(Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one- third of one redeemable warrant	STIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	STIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	STIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Northern Star Acquisition Corp., a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Northern Star, NSAC Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Northern Star (“Merger Sub”), and BarkBox, Inc., a Delaware corporation (“BARK”).

On February 3, 2021, executives of Northern Star and BARK participated on a SPACInsider webinar. A transcript of the webinar is included as Exhibit 99.1 to this Current Report on Form 8-K.

BARK uses, and will continue to use, its websites (including bark.co and barkbox.com), press releases, and various social media channels, including its Twitter account (@BARK), as additional means of disclosing public information to investors, the media and others interested in BARK. It is possible that certain information that BARK posts on its websites, disseminated in press releases and on social media could be deemed to be material information, and Northern Star and BARK encourages investors, the media and others interested in Northern Star and BARK to review the business and financial information that BARK posts on its websites, disseminates in press releases and on the social media channels identified above, as such information could be deemed to be material information.

The information set forth below under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, NORTHERN STAR HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) A REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS, AND CERTAIN OTHER RELATED DOCUMENTS, WHICH IS BOTH THE PROXY STATEMENT TO BE DISTRIBUTED TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH NORTHERN STAR’S SOLICITATION OF PROXIES FOR THE VOTE BY NORTHERN STAR’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT MAY BE DESCRIBED IN THE REGISTRATION STATEMENT, AS WELL AS THE PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SECURITIES OF NORTHERN STAR COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND BARK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS CAN OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND BARK THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR ACQUISITION CORP., C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR BARK, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

NORTHERN STAR AND BARK AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING NORTHERN STAR’S REGISTRATION STATEMENT ON FORM S-1, WHICH WAS INITIALLY FILED WITH THE SEC ON SEPTEMBER 29, 2020. BARK AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NORTHERN STAR IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR FILED WITH THE SEC, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN NORTHERN STAR’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: THE INABILITY OF THE PARTIES TO SUCCESSFULLY OR TIMELY CONSUMMATE THE MERGER, INCLUDING THE RISK THAT ANY REQUIRED

REGULATORY APPROVALS ARE NOT OBTAINED, ARE DELAYED OR ARE SUBJECT TO UNANTICIPATED CONDITIONS THAT COULD ADVERSELY AFFECT THE COMBINED COMPANY; FAILURE TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER; RISKS RELATING TO THE UNCERTAINTY OF THE PROJECTED FINANCIAL INFORMATION WITH RESPECT TO THE BARK; THE RISK THAT SPENDING ON PETS MAY NOT INCREASE AT PROJECTED RATES; THE RISK THAT BARK SUBSCRIPTIONS MAY NOT INCREASE THEIR SPENDING WITH BARK; BARK’S INABILITY TO CONTINUE TO CONVERT SOCIAL MEDIA FOLLOWERS AND CONTACTS INTO CUSTOMERS; BARK’S INABILITY TO SUCCESSFULLY EXPAND ITS PRODUCT LINES AND CHANNEL DISTRIBUTION; COMPETITION; THE UNCERTAIN EFFECTS OF THE COVID-19 PANDEMIC; AND CHANGES IN DOMESTIC AND FOREIGN BUSINESS, MARKET, FINANCIAL, POLITICAL AND LEGAL CONDITIONS.

NEITHER NORTHERN STAR NOR BARK UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE BARK’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND ACHIEVE BARK’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND BARK, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND BARK OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR BARK UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Transcript of webinar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 5, 2021	NORTHERN STAR ACQUISITION CORP.

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

C O R P O R A T E    P A R T I C I P A N T S

Kristi Marvin, Founder, SPAC Insider

Joanna Coles, Chairperson and Chief Executive Officer, Northern Star Acquisition Corp.

Matt Meeker, Co-Founder and Executive Chairman, BarkBox, Inc.

Manish Joneja, Chief Executive Officer, BarkBox, Inc.

Henrik Werdelin, Co-Founder and Chief Strategy Officer, BarkBox, Inc.

John Toth, Chief Financial Officer, BarkBox, Inc.

P R E S E N T A T I O N

Kristi Marvin

Good afternoon, and thanks, everyone, for joining today’s Investor Presentation and Live Q&A session with the executive management teams from both Northern Star Acquisition Corp. and BARK.

Presenting today from BARK will be the Co-Founders, Matt Meeker and Henrik Werdelin, as well as Chief Executive Officer, Manish Joneja and Chief Financial Officer, John Toth. Additionally, representing Northern Star is Chairperson and Chief Executive Officer, Joanna Coles.

To start, the teams will be giving a brief presentation overview of the intended combination, which will be followed by a live Q&A session. Please note that participants can submit questions directly to the panel at any time via the Q&A icon found by hovering your mouse at the bottom of your screen.

With that being said, I’d like to turn it over now to Joanna Coles to kick off the presentation.

Joanna Coles

Thank you, Kristi.

I’m very excited to be here today to introduce the team from BARK and to give you a sense of what my partner, Jon Ledecky, and I were so excited about when we met this crew.

They are creating the world’s favorite dog brand, and just as Starbucks is to coffee, Peloton is to indoor fitness, we believe that BARK will be to dogs. It’s already got 1.1 million subscribers to its dog toy box, and it has an unparalleled relationship with those consumers/customers, so it’s got 1.1 million subscribers, and it has monthly conversations with 250,000 of those customers, which gives it extraordinary data with which to create a product roadmap, and we’ll be taking you through that in a moment, and also a lot of data to de-risk the future of that product roadmap, but I think what most drew Jon and I to BARK was the team of co-founders.

They are extraordinarily innovative. They’re all serial co-founders. This is not their first rodeo, and they have the smarts to know, last year, as they could see the business really scaling, that they needed to bring in someone that had global and real operational expertise, so they hired Manish Joneja from Amazon where he was a director in the team leading global growth, so they have an extraordinary management team, and we’ll be hearing from John Toth, the CFO, too, and they have extraordinary room for growth.

With that, let me hand it over to Matt Meeker, one of the co-founders, who will tell you about his inspiration for BARK. Matt?

Matt Meeker

Thank you, Joanna. Very kind introduction.

Hello, everyone. I’m Matt. I’m one of the co-founders of the company and the Executive Chairman, and as Joanna mentioned, I’m going to put up a few slides. They’re probably familiar to you, but I’ll give a little voice over and talks—talk about some highlights of the company, and then we’ll try to get to the questions as quickly as possible.

As Joanna mentioned, this is the inspiration for me. This is my dog, Hugo. He is now a nearly 11-year-old Great Dane from New York City, and he has led us to—or has led me to a lot of the products and experiences that we’ve created, and certainly, that unparalleled level of personalization, and so let me hit at very high level what’s really important to know about BARK.

First off, this is why we’re here. We’re here to make all dogs happy. We are passionate dog people, and we want to serve, and we do serve every dog individually. What that means is, as Joanna said, we’re serving over 1.1 million subscribers every month, and growing; sending out over 150,000 unique assortments to those dogs in our toy and treat business, so highly, highly personalized experience.

The next thing you should know is that we are—our fiscal year ends March 31, so we are finishing up a fantastic year with top-line revenue that is $369 million, which represents 65% year-over-year growth, at gross margins that are 60% plus. That reflects what we have—the products that we have and the model that we use, and that model being, first off, that everything that we sell is 100% designed by us and made exclusively for us, so that’s how we get to a 60% plus gross margin profile versus a third party—or a retailer or marketplace like a Chewy, for example, who is sourcing largely third-party products and operating at a significantly lower gross margin. That’s the difference in that, so everything we sell is BARK made and designed.

We love subscription. Eighty-seven percent of the business is recurring monthly revenue and subscription; the balance being in retail channels, 23,000 retail doors and Amazon, and then again, that personalization at scale, so it’s very important stuff to know.

If you’re unfamiliar with it, we are fortunate to be in a fantastic market. It’s huge. It covers well over half of the households in the U.S. and worldwide. It’s growing through economic downturns like in the past year and prior. It is highly resilient and always has grown through those downturns in the last 30 years, more so last year, and then there’s a big brand opportunity for us to claim the word dog in peoples’ minds and make it synonymous with BARK.

I think the last thing to know, and I mentioned it just previously here on this slide when I’m talking about this, is we’ve tried to create a very sensible business from the start, so we’ve reached these heights over the years by raising, in total, $57 million of outside capital over a nine-year period to get to this point. That’s because we’re very focused on our margins, strong unit economics. I mentioned the 60% gross margin there.

We have an LTV that—typically the LTV to CAC is hanging in the 4 times to 5 times ratio. It’s higher than 5 times for this past year, and we’re breaking even on our CAC within four months. Our CAC has been fairly steady or flat for the last four to five years, so it’s a highly-disciplined company, and, as I said, a sensible business.

I think the last point to discuss is just we’ve got a great core foundation. Our core BarkBox and Super Chewer monthly subscription business is EBITDA positive for the full year that we’re in, so we could choose to be a profitable company and grow those profits and continue to grow that business, which we will. At the same time, we have so much more opportunity because we’ve gotten to know our customers so well and what their future needs are. We’ve created three new product lines that you see here; Bark Eats, Bright, and Home, serving the food, health, and home categories, and so what you’ll see in the future this year and beyond is a very aggressive push into those, both with external marketing to bring new customers into the BARK ecosystem, as well as cross-sell and up-sell using CRM and lifecycle marketing tools with our install base of over seven million customers to date.

We’ll also continue to expand our retail and Amazon opportunities, and really, immediately, our big focus is on the food opportunity and trying to disrupt, I’d say, a fairly 20th century business, especially in this mass premium and basic market which is where we’re competing, so that’s what we’re going after with a direct-to-consumer brand and a head start of seven million customers who we can tap into right away.

With that, I think we can open it up to questions for myself, for Manish, Henrik, John. Fire away, please.

Kristi Marvin

Yes. Just as a reminder for everybody, you can submit questions by hovering your mouse at the bottom of the screen and you’ll see a Q&A icon, and you can just type the question in—directly in there, so to start, let’s see what we’ve got.

What are your plans and opportunities for growth in the near and long term? I know you mentioned just now new product lines, but maybe you can talk and—about more longer term.

Manish Joneja

I can take that.

Matt Meeker

Sure.

Manish Joneja

All right. Hey, everybody.

We have a really strong backbone, as Matt talked about, in terms of subscriber base and the products we have. Now, if I can simplify what the future—the way that we’re looking about the next couple of years is product diversification, so our near-term four categories remain home, health, play, and food, and you’ve seen us innovate on the toy space, the BarkBox space. Food is something I’ll touch upon in a second, as well as health and home.

These are the categories we are scaling on, so being a vertically-integrated, data-driven dog brand—I want to emphasize we’re a dog brand right now. The play aspect is like BarkBox, Instagram (inaudible) themed goodies that our customers receive every month.

Food; Bark Eats is scaling in Columbus, and we have plans to expand it further into additional states and into the entire United States. Home; we have a full line of essentials. That includes all the most popular dog beds in Amazon, and health.

We have innovative dental products. Those of you who have dogs, you’ll realize how difficult it is to clean the teeth. I have to. I have a 13-year-old Lab. He and I have a 8-year old mutt I got back from—she was an ex-stray, and it’s—the most difficult thing I have to do is brush their teeth, so we actually worked with Novozymes and co-built a product that is unique in this space to help us clean our dogs’ teeth. We design and make our own unique toys and deliver a (inaudible)-like experience; not just curation, but for you and your dog, specifically, so the goods that’ll come to my dog, Kiki, will be tailored for her, not just an old Lab, and that’s the uniqueness that we bring, and we (inaudible) those offerings for them by leveraging not just our customer relationship through the Happy Team, but also through the data and machinery engine that we built, right, so that’s why I’m doubling down on our product diversification.

Second in channel diversification, we talked about Amazon marketplaces, retail channel personalization, and driving back customers into our ecosystem for higher LTV. Matt talked about our objective is making all dogs happy. We know, as dog owners, you tend to shop at different places. We would love to have you on the platform, but we do realize that you might be walking in a store or Amazon, or buying a Target. We want to serve you there as well, so we have those strengths through 23,000 doors, and that’ll continue to grow first in the U.S., and then globally.

Then, when you bake this thing in and cover it by machine learning, CRM, and a unified experience for the BARK brand, not just BarkBox, the Super Chewer, or Eats, but the BARK brand, that’s what the future holds for us, and we haven’t talked about global expansion yet, so there are about 64 million, 63 million dog owners. We are 1.x million right now, and we are scratching the surface for U.S., and we are looking at international expansion in the next frontier for us. That’s how we think about what our growth opportunities are and where we’re investing right now.

Kristi Marvin

Got it. That makes sense.

Another question we have here. What do you like about the subscription business model, and will you move away from this model as you continue to expand?

Matt Meeker

I think I’ll take that one, because I love the subscription model.

The things that we love about it, or that I love about it, personally, is first off, the visibility and predictability that you get. Over 90% of our subscribers, when they sign up, are committing to either a six-month or a 12-month commitment with us, so that gives us a lot of visibility in terms of our planning, our financials, our forecasting, and that leads to our good hiring plan, good—and again, like a very sensible business, but also helps with our planning on the supplier side, and that helps us control our costs in a very effective way, and then we get a relationship with the customer.

We only have to acquire them one time, and we get the opportunity to serve them every month, learn about them, have a conversation with them, and learn more about how else we can serve their dogs, and extend that relationship more and more, so it’s on us to build a better and better experience every month, but we get that opportunity without more advertising dollars chasing them and the opportunity to grow that relationship over time, so it is the dominant part of our business today in terms of revenue.

That said, as I mentioned, we’ve expanded into brick-and-mortar retail across 23,000 doors, into Amazon. We have our BarkShop, which is à la carte retail, and so it’s not subscription or nothing. We recognize that’s not the right model for everyone, and we’ll continue to balance that and have it match the product or experience that’s right for it.

Kristi Marvin

Got it. Makes a lot of sense.

There’s a fun one here. Any plans about getting into the cat market? I’m thinking MeowBox could be huge.

Henrik Werdelin

I’ll jump in before Joanna gets the microphone, because she owns a cat.

We believe that when you want to build a defining brand in a cat, you need to have quite a lot of authenticity, and we are dog lovers and that is what we built the business on, and for us to really capture the relationship and the respect, and the credibility with people who love the dogs as much as we do, I think we’re focusing on that to start with.

Now, that being said, we believe that we are a 21st century company that understands how you build a direct-to-consumer company is by really listening to your customers and talk a lot with them, and then feed that information, that data, into your product development cycle so you can build something very fast that takes care of any—and we think that can be applied to, of course, cats, as people might imagine, because a lot of our customers already have cats, but I’ll encourage people to think further than that. There is no reason why that couldn’t be applied to families who live with babies, or other companion animals like horses, but for now, we are a dog company, and then as we are rolling out different products, we’ll definitely look at other things.

Kristi Marvin

Great.

Another question here. What is your advertising and marketing strategy, and then it says specifically, are you looking for specific partners with Facebook or Instagram? Are you looking at TV ads, premium content, etc.?

Matt Meeker

Yes. Today, primarily, it is direct response and digital, and so that is Facebook and social media, overall, both organic and paid—search organic and paid, and then a lot of relationships that we call it affiliate, which is probably a poor label, but it’s meant to be anything that’s a per-action relationship, and so that could be like we pay for a new subscriber, we pay revenue share, or sometimes, often, just paying influencers for their influence, those—and then—sorry, last but not least, probably most important is organic and word-of-mouth and customer referrals.

Those have been what we’ve used for many years as sort of the core foundation. We’ve just recently, in the last few months, started to expand into some of the channels we’ve mentioned; more linear TV, direct mail, podcast, radio, so trying to branch out beyond the direct response digital, and then there’s a whole brand side which Henrik leads, and certainly, we’re going to benefit quite a bit from Joanna’s influence and expertise on the brand side. Bringing that into our boardroom and into the company is going to help us quite a bit.

Kristi Marvin

Yes, there’s actually a follow-up question for Joanna, and it asks, do you see—given your background in media, do you see potential for additional opportunities on the content side of the business?

Joanna Coles

Well, that’s a great question.

My background, for those who don’t know, I was running the content for Hearst magazine’s 300 titles globally, and I’m on the board of Snapchat, so yes, the first conversation we had, I think, was talking about content, and if you think about how Mickey Mouse is at the center of the Walt Disney empire, animals have been at the center of content empires before, and there’s something about the BARK brand that reminds me hugely of Pixar in terms of it being something which really appeals to both dogs and to the dog parents, and I love the way that Pixar appeals to both kids and parents, and the smarts of the BARK brand have that here, so yes, we’re definitely talking about content.

The other thing I would say is that the first thing that the dog parent does when the BarkBox arrives every month, and it’s now sort of a secular ritual in the family life, is to reach for their phone and they film their dog’s excitement, they film their excitement, and they immediately send it to their friends, they post it on BARK, they post it on BarkBox, they post it all over social media, and so you have every transaction as an informal ambassadorial moment for the brand, and I have rarely come across the passion with which customers feel for this brand. It’s really exciting.

Kristi Marvin

Got it. Yes, that makes a lot of sense.

This is a specific question for Manish. Can you point to any experiences and skill sets that you gained from your work at Amazon and eBay that will aid you in accelerating the rapid growth of BarkBox?

Manish Joneja

Yes, sure.

I spent the last two decades on only channel commerce and global growth. It was about always customer backwards. First it was customer backwards within the United States, and then it was more of a global customers backward, and it takes different mindset to help a brand expand globally, which is working backwards from, let’s say, a British consumer versus an Australian consumer, and that’s what I’ve done and scaled those businesses back at those two brands and helped other retailers before.

On the personal front, I’ve spent the last 13 years liking, loving, obsessing about dogs thanks to my, now, 13-year-old dog, Kiki, who was our first dog—who is our first dog, so when Matt and I talked, I felt an instant connection to the mission and the business that the team built, which is ripe for continued growth, and I feel that there’s no singular brand right now that kind of resonates with the dog space. When you think about dogs, you end up with pets and you end up with retailers and market bases, but there’s nothing that knows you and your dog at a personal level and can grow with you.

For example, if I think about my dog, Kiki, when she was like eight weeks old, she had different necessities, wants and needs versus now, she’s 13 years old, she needs different supplements, and throughout her life, I had to do a lot of research about what to feed her, how to keep her engaged, how to keep her happy, what things do I need in my home to make my life easy and her life easy, and that’s what I found at BARK as far as it can be as we actually invest in these (inaudible) as we move forward, and that’s what I’ve been doing in my past life. I’m incredibly fortunate to have my passion as my work and work with this awesome team, but that’s how I believe that I can actually get my professional mindset, along with my personal passion, together and take BARK—help take BARK to the next level.

Kristi Marvin

Got it. Thanks.

This next question is from everyone from BARK, and it asks, when and how did you meet the team of Northern Star and what convinced you to do the deal with them as opposed to other stacks?

Henrik Werdelin

I mean, I can jump in on that.

We’ve always wanted to be an independent company, and we’ve always seen an IPO in our future, and so we were exploring the different avenues there were, and so the answer to that question is really Jon and Joanna who we met and felt had a lot of things to add to our team.

Joanna, as mentioned, is very knowledgeable about content, and we’ve always really leaned into the entertainment side of our business, and Jon Ledecky is somebody who is very knowledgeable and knew a lot about financial markets and going public, and so, for us, it was less the instrument and more the people. We’ve always been an organization that is very people-driven, and so I guess that’s the single answer to that.

Kristi Marvin

Got it.

Next question. Actually getting a number of questions about this, but do you plan on getting into pet insurance?

Manish Joneja

Oh, Henrik, you were saying something, or should I take it?

Henrik Werdelin

No. You can go for it.

Manish Joneja

Okay.

Not right now. See, we think in two terms. One is like long-term Northstar, which is five, ten years out, and the second is what’s immediately into our near-term future? We’re working on products right now. We’re making sure that we can actually cover the dog brand and be the (inaudible) dog parents and serving those four categories that I talked about, but yes, as you think about the future, service is something you’re talking about, global is something you’re talking about, brainstorming that. Now is not the right time. When we’re ready, we will actually act after that. That’s not now.

Kristi Marvin

Got it.

There’s a question that I’m just going to take for everybody, because there are number of questions asking when the merchant date is up. They’re still in the proxy process. They have to get through that before they can actually set a date, so in the next month or two, I imagine it’ll probably be a little bit closer, but the team is just not going to have a book date just yet.

Joanna Coles

Yes, I would just say we filed the proxy on Monday of this week, and we would expect, all being well, to de-stack mid-April.

Kristi Marvin

Got it.

This is probably a good question for everybody, but how has your business effectively dealt with COVID, and has COVID affected the company and has it made your business stronger?

Matt Meeker

Maybe I’ll take that one.

It’s a bit of a double-edged sword there. We’ve certainly brought a lot of new dogs into our homes, collectively, in the U.S. over the past year, and so that’s just many more customers for us to serve, and we’ve seen some of those tailwinds in our growth because of that, and then also because we’re all—those of us that have dogs, we’re spending a lot more time at home with them, and probably don’t want them to annoy us so much, so we buy them toys and treats to keep them entertained, so we’ve certainly had an acceleration due to that.

It presents challenges, so in the early parts of it where we were having massive growth, or unprecedented growth, we were also under the strain of we couldn’t handle it all simply because we didn’t have enough inventory. We couldn’t sell to every customer who wanted to buy, and then I think it’s well known across the delivery networks; FedEx, UPS, USP—U.S. Postal Service, that they’ve been constrained, certainly through the holiday season, and so managing that is a challenge, and working with our customers who, frankly, are incredibly understanding of what’s going on in the world and that we’re trying to navigate that as best we can, so there are pros and cons, but on the whole, we’re fortunate that it’s propelled our business forward and introduced us to a lot of new customers in a very rapid period that are now subscribers, and we get to carry on—carry forward with them, and the great thing about our subscribers is you may have just got your dog last April or May at the start of COVID, but when we all get our vaccines, you’re not returning that family member to a shelter. You’re keeping them and keeping the relationship with us, so, on the whole, a very net-positive for us.

Kristi Marvin

Great. Great.

This question might be a good one for John. It asks could you quantify how much of your customer acquisition is organic versus inorganic?

John Toth

We’re now in that zone where we’re constrained by what we disclose publicly, consistently, but roughly, 20% to 25% of the subscribers we get are organic. We have an incredible team called the Happy Team that, as Joanna mentioned, reaches out to about a quarter of our customers every month to engage in relationship building, and that really helps drive the organic.

Kristi Marvin

Great.

Here’s an interesting one. How are you using socially-responsible efforts to bolster the BARK brand, or what are your plans going forward?

Henrik Werdelin

I can maybe start on that, and maybe Matt.

It’s a broad question, and I think, from a brand point of view, it comes to that we’re all about people, and that includes the people that we work with as partners. That includes the people we have working in the company. It’s our customers. It’s our vendors, and everything like that, and so I think it’s like a must that you have to have that into consideration.

We’re doing quite a bit of stuff on making sure that all our sourcing is up to par, which—going to the factories; those kind of things, and then as we introduce more and more product lines, it’s something that we, from the product team, is spending a lot of time on, and so it’s maybe a little bit too generic question to give the specifics of, but it’s definitely something that’s top of mind and something we think is important.

Kristi Marvin

Okay, great.

Also getting a bunch of questions about your competitive advantages and disadvantages as it relates to your competitors. Maybe you can kind of discuss that, and there’s been a couple of questions also relating to Chewy, right, which is probably the most obvious competitor for you guys, so maybe you can kind of talk about that.

Matt Meeker

Yes, and it’s difficult to say who or what a competitor is because Chewy is often the—certainly from like a public market perspective, they are the comp that most people go to, but not necessarily a competitor. I think of us as very different businesses where they are a retailer in a marketplace largely selling third-party products, and most of those are food, so taking a bag of Blue Buffalo and selling it through to a customer, where, again, everything we sell is something that we’ve designed and made, and there—oftentimes, there’s a very unique experience around it like the BarkBox or Super Chewer box that we send on a monthly basis, and we’re in discussions with Chewy, just as we are with—beyond discussions with Petco, PetSmart, Target, Costco. Those are retailers who we actually have relationships with and sell, so our products are on the shelves of every Petco store, every PetSmart store, and we hope very soon they’re on the virtual shelves at Chewy as a partner.

At the same time, obviously, we have overlapping customers and we’re serving them in different ways, and we’re moving into food with Bark Eats in a very different way. This is BARK-blended food combined with a service and experience where we’re trying to feed your dog in a better way and a healthier way, and Chewy will continue to serve food, so we’ll be somewhat competitive in that, and, of course, they’re trying to broaden their product set and move into health and probably toys and treats as—in addition to the food basis, so I’d say we’re pretty far apart right now in our approach and the products that we’re selling to customers, and probably inching closer and closer to each other, but oftentimes, the competitors that are coming to mind are both competitors a little bit, and also partners a little bit, and that’s been working out pretty well for us so far.

Kristi Marvin

Got it.

Manish Joneja

If I can add to that, (inaudible), so think of us as a vertically-integrated dog brand. We design and make our own products and experiences, and deliver highly-personalized experience; not just curated where you put 10 things in a box and send it to you, but understanding what your dog’s data that you provided to us; what we know, what are location, what they like versus not, for example. We have 100 different kind of squeakers that we know would work with Labs versus different dogs and how they can play through different toy mechanisms, right. That’s learning from the space, that technology and data that enables us to take personalized up to scale. It’s very different.

If I can add to the Bark Eats part that Matt talked about, that’s a very interesting one, it is. Think of Bark Eats as a high-quality food blend that’s uniquely personalized to your dog, so if you have dogs, you realize the spectrum of available dog food either gel or kibble in bags, or it’s Ultra Premium’s chews.

Now, what Bark Eats does is it provides you pricing aligned with mass (inaudible), but what you get is something very different than what you would get off the shelf, but the same price as off the shelf. You get premium experiences for—at commodity pricing. You get access to a nutritionist that will actually help you create that Bark Eats product, which will be base of kibble and topper and supplements.

For example, I always go back to this anecdote with my dog. She’s allergic to chicken and needs health supplements which I do my own research on and add it on top of the food, but Bark Eats will be pre-portioned for her and her alone. As we know, at least I did, you tend to feed your dogs more to show love, which is great, but you—they tend to become obese. We pre-portion that for you at the right mix for your dog’s age and breed and other factors, and the other aspect of this is, it’s not a—you just buy a brand and done. The food will evolve with your dog, so as your dogs age, their needs change, their supplements needs change. We have nutritionists on our platform that’ll help us and work with the customers to tailor the food as the dog ages, so that’s how Bark Eats are very different in terms of I’m going to think about dog food.

Kristi Marvin

Great.

Actually, while we’re sort of on your new offerings, there are a couple of questions here, also, about Bark Home and Bark Light. Can you maybe expand on those as well?

Henrik Werdelin

Yes, maybe I’ll start a little bit of the philosophy of how we build products, and then we can go into a little bit more concrete on that.

One of the luxuries we have is that we are the only brand that service the four verticals that we mentioned earlier; the fun, the food, the home, and the health, under one brand umbrella. There is other companies that do it with different kind of sub brands, but we’re the only one that has one brand, and what we do is we talk to our customers a lot. We talk to probably about 20% of them every month, and we do that as a strategy, so we don’t try to avoid the conversation, and we do that because we think that the more we talk to them, the more they will give us data about what they need and the better products we can make for them, and so we always start there. The way that we’ve jumped into these other verticals is by really trying to figure out what is the problem that the customer is trying to serve.

For dental, for example, for Bark Bright, the first problem that customers were telling us was it is incredibly difficult to brush the teeth of the dog, and so we didn’t try to come up with a better dental stick. We tried to come up with a better system of how do you actually solve this problem, and the solution we came up with was a dental stick that then was paired with an enzymatic toothpaste that we developed with Novozymes that you can then give your dog every day to try to reduce all the bad things that happen in the dog’s mouth and to make sure that it doesn’t have dental problems.

Same thing for food. We didn’t think that the world needed another bag of—a big 35-pound bag of kibble. What we thought what people needed was a better way of feeding their dog, and the way that you do that is you understand the dog, like all the things that Manish mentioned, and then a little bit like a Chipotle salad bar. You take the kibble, you mix it with the Bark Bright supplements, you mix it with a topper to make sure that the flavor profile is perfect for the dog, and then you portion control it so your dog doesn’t overeat; biggest health problems for most dogs; and then you send it to people, but you send it as a membership instead of having it just like a bag, you have to pay. You can pay a monthly fee.

We can personalize and we can make sure that the brand travels—the product travels with the dog as it matures through the different life stages where they normally would have to change food. The four lines; how do you live with your dog, how do you feed your dog, how do you keep it healthy, and how do you keep it entertained is really what constitute our product lines, and often, while we look like we’re just doing one product like the box, in fact, we’re personalizing down to the level where the BarkBox is—it comes in about 150,000 different versions so that the customer can enjoy something fun that is themed every month, but if they, like me, have a dog with a chicken allergy, they don’t have to have any worries about that, or if they have a dog that doesn’t do well with rope toys, we can make sure that it’s included—excluded. That’s how we think about the different product lines and how we’re building them out.

Joanna Coles

I would just add that one of the other things I think BARK is brilliant in doing is talking to the customer, which is why it has this unbelievably successful relationship with the customer. For example, if you were in Columbus, Ohio where the trial of the dog food has been taking place over the last year, you would get a fairly straightforward questionnaire that you fill in, but then about 20 minutes later, you get contacted by a dog nutritionist who really goes deep on your specific dog needs. We can then create the food for you, and then as both Manish and Henrik, and Matt have said, that food will follow you, so you get personalized dog food. You’re not going to be able to give that up and go back to the generic dog food. Why would you do that? We can deliver it at a really attractive price, and it’s specific for your dog. You are not going back to generic pink stuff in a tin.

Kristi Marvin

Got it.

Another question here. Are you planning retail stores in the future?

Manish Joneja

Not right now. We have retail partners. We are in multiple retail doors. We intend to continue leveraging that partnership and serving our customers through those doors.

Kristi Marvin

Right, and there’s a follow-up question to that. Will you be sourcing products from U.S.A.-based manufacturing companies?

Manish Joneja

Yes, so our sourcing is spread across the world. Our food and treats are made in the U.S.

Kristi Marvin

Got it. Okay.

This next question; BARK is known for its creative products and high level of engagement with customers. How do you plan to maintain that uniqueness and connectivity as you grow?

Manish Joneja

Henrik should take that.

Henrik Werdelin

Sorry, could you repeat the question?

Kristi Marvin

Sure. BARK is known for its creative products and high level of engagement with its customers, so it asks how do you plan to maintain the uniqueness and connectivity as you grow?

Henrik Werdelin

Well, I think we will try to stay quirky for a bit. I guess, taking Joanna’s point about Pixar, we’re definitely a company that try to be both left and right-brained, and so we use all the data that we get in to really inform the creative team, and then we try to make sure that we build on top of that. What I think is unique and what I think is specific with the question is that we’ve always see ourself as a kind of entertainment company, and the way that we do that is we utilize content on social to really make sure that our toys are not just a toy. It is like the toy.

I’ll just give you an example. This is Consuela the Cactus, for example, that the people on Reddit might recognize. She’s been on the front of Reddit, I think, three times. Now, she might look like a normal toy, but she is an invention line that we have called Toys in Toys, and so if your dog destroys the outside of Consuela where she’s happy, she’s sad on the inside because she’s complicated, and those small narratives that we create, creates a moment where the dog has something that we know works well because we know a lot about the fabric and the form design and all those things, and play dynamics with toys, but then we also try to make sure that it’s fun for the owner so that when the dog comes over with another toy that the dog owner didn’t know that they had bought, they get excited about it too, and the dog, then, feeds out of that excitement. The dog gets more excited. The owner gets more excited, and stuff like that, and so that was the longer version.

The shorter version is we’re taking a lot of clue from the kids’ toy space. We look at companies like Pixar and Lego or Disney, and then we’re really taking a lot of their playbook and we’re applying it to dogs and their families.

Kristi Marvin

Makes sense.

Let’s see. Do you currently have a customer loyalty program, and if not, is that under review? Positives and negatives of the program if you’ve done the analysis.

Henrik Werdelin

I’m sorry, Matt. Go ahead.

Matt Meeker

Sure.

We do not have a formal customer loyalty program in place today. We’ve really ramped up our efforts with these new product lines to do more cross-selling and up-selling and engage our customers across more and more products. With that, our leadership is starting to think about the mechanics of a loyalty program. One thing that we are, though, is extraordinarily loyal to our subscribers. The longer you’re a subscriber, the more loyal we are. If you came into BarkBox eight years ago as a subscriber like I did, you still have your price. When we raise a price, it’s for everyone going forward, not looking backward, so we’re loyal in that way, but we’re also loyal, and as we cross-sell and up-sell, the—for example, if you’re a BarkBox subscriber today and then you want to add a Bark Bright subscription, you get the best price for Bark Bright that’s available anywhere. For a new customer into BARK directly or at a Target store or a CVS or a Petco or Amazon, you get the best price, and so there’s loyalty built in, but it hasn’t been constructed into a formal program yet. I expect we’ll do a lot of work on that over this year and start to move in that direction.

Kristi Marvin

Someone asked if it’s required that you have to get a dog to work at your company.

Henrik Werdelin

Get one as you get your employment.

Matt Meeker

It’s highly encouraged.

Henrik Werdelin

I mean, Joanna will get that cat replace—it’s not required. It is definitely something that we ask and look for. We think that you really, truly have to live and breathe the products that you do, and it is just endless easier to emotionally connect and understand the customers if you’re one of them, and so I don’t—it’s not a requirement, but it’s definitely—a lot of our staff have dogs, and if you call our customer service team that we call Dog Happy, you’re pretty certain that you’ll hear a dog lying on their lap, on the floor next to them, or if you come into our office, you’ll see our developer sitting on our couches with their dogs hanging over, so—and so it’s definitely something we encourage, but it’s not a requirement.

Kristi Marvin

This is probably another question for you too, Henrik, sorry, but it’s asking what is your return on ad spend? Do you have any data at hand regarding that? That’s for you? Okay.

Matt Meeker

Go on, Henrik.

No, we think of it in terms of subscription and lifetime value of a customer to the cost of acquisition, so our cost of acquisition over the last few years has been in the range of $46 up to $54; this past year, on the lower end of that, more in those high $40s, and we look at a lifetime value to CAC ratio, so what we’re experiencing right now is something around 5.5 to 1, so if our CAC is $50, a lifetime value of $275 just for round numbers, and we like to see that in the 4 times to 5 times range. That said, we’re deploying our dollars fast enough and maximizing our growth, but wisely enough that we’re not just buying our way to growth.

John Toth

I’m sorry. Just to add on, the lifetime value is calculated based on gross profit, not on revenue, which is some of what our comps do, and we aim to break even on our CAC within four months. We’ve done it as fast as two months recently, but that’s a metric we live by.

Kristi Marvin

Got it.

This is along the same vein; money. How are you going to use the proceeds from the transaction, is the question, so maybe that’s a question for both Matt and Manish.

Matt Meeker

Or John.

Kristi Marvin

Or John.

Matt Meeker

Go for it, John.

John Toth

They gave me the dog with the money in its mouth. Henrik gave me that for a reason.

Maybe I’ll start, and Manish, I’ll pass it on to you for some of the further growth vision.

As Matt said, profitability is a choice for us, and our S-4 was filed, as Joanna said, earlier this week, so if you go into the STIC SEC EDGAR account, you’ll see that, and also we filed with the SEC an 8-K in December, which has our management presentation we used for the pipe transaction, so a lot of the questions are covered in those documents as well if we don’t get to them in this discussion.

The primary use of funds going forward is for marketing of our new products; Eats, home, and health. We generate interest and marketing and customer acquisition in advance of the revenue growth. We also need to staff out those teams. The third bucket is systems. We increasingly are, per the point about contact, building out our AI and our system’s connectivity to give customer views and collect that information, and the fourth bucket, and only about 10% of the use of proceeds, is what I consider hard assets or capital spend on warehouses and distribution, but that’s sort of the platform for the growth vision that the founders and Manish have laid out for us going forward.

Manish Joneja

No, I think you’ve captured well, right. In a nutshell, we will be the brand that will serve your dog from puppyhood throughout its age, and those four categories I talked about, it serves your dogs wants and needs, right, from let’s say, a BarkBox puppy aspect like how to serve puppies, different breeds, ages, location, and then evolve into, let’s say, BarkBox or Super Chewer or the nylon mix where your dog might actually be more aggressive chewer than normal, and then get food and dog and supplements, and building that core backbone structure along with investments and machine learning systems and taking that to a global level next, that’s where our investments will go.

Kristi Marvin

Got it. Thanks.

We are coming up on the end of the session here. We probably have time for one more question, or maybe two, but the question here is what percentage of your customers are currently recurring?

Matt Meeker

Eighty-seven percent of the revenue is recurring revenue.

Kristi Marvin

Got it. Okay.

I know you guys touched a little bit on expanding internationally, but there have been a lot of questions since then; people still asking about that, specifically one asking about Staff America, but maybe for anybody who sort of missed the beginning of the Q&A session here, maybe you guys can go over that again.

Manish Joneja

Yes, sure.

We do plan to serve international consumers, because international consumers love their dogs as much as we do. We want to make sure that we serve them right. Now that means is that we have various platforms through marketplaces and retail. We can expand faster into many of those markets, so from our product line perspective, that’s what we’re working on, and then second thing that we are assessing is that informs us to think about which countries do we want to have footprint in and what sort of investment will we make there, so it’s on the horizon. We’re thinking about the plans through retail marketplace and subscription business. I don’t have an exact timeline to answer exactly when we’ll go there, but yes, that’s something that is in our plans at Northstar.

Kristi Marvin

Got it.

There are actually a few questions that came in to follow up on the previous question we just had. Specifically, what is the churn rate for customers currently and what is the retention rate?

John Toth

In our most recent period, our retention is 94.4%. We calculate that on a product basis. That’s not a customer retention. We don’t aggregate revenue or gross profit across purchasing on Amazon, Target, subscription, etc. It’s based on our subscription product business, so month-over-month, it’s 94.4%. If you got a month last—if you got a box last month, did you get a box this month, so 5.6% monthly churn. In that number includes our one-month subscribers. These are people who subscribe for one month almost as a test trial, so we tend to be very aggressive in calculating our retention so we don’t kid ourselves.

Kristi Marvin

Got it.

Well, I think we are a little bit out of time here, but yes, this is probably a good place to end.

I wanted to thank everybody for participating today, and as far as a replay, as soon as we have a replay link, I’ll be able to circulate that so you’ll be able to view it again, and I hope everybody has a good afternoon. Thanks, everybody.

Henrik Werdelin

Thank you, all.